

December 17, 2014

Via E-mail
Mark Kaczynski
President and Chief Executive Officer
Nissan Motor Acceptance Corporation
One Nissan Way
Franklin, TN 37067

> **Re:** **Nissan Auto Receivables 2011-B Owner Trust**
> **Nissan Auto Receivables 2012-A Owner Trust**
> **Nissan Auto Receivables 2012-B Owner Trust**
> **Forms 10-K for Fiscal Year Ended March 31, 2014**
> **Filed June 27, 2014**
> **File Nos. 333-165171-03, 333-165171-04 and 333-165171-05**

Dear Mr. Kaczynski:

We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Exhibit 31.1 to Forms 10-K

1.	We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and should only state "Certification," and the first paragraph replaces the word "report" with "annual report." We issued similar comments in our letters dated July 18, 2013 related to Nissan Auto Receivables 2010-A Owner Trust and Nissan Master Owner Trust Receivables and, in response letters dated July 30, 2013, you confirmed that in future filings the certifications would conform to the specific form and content provided in Item 601(b)(31)(ii). Please confirm that, in future filings for these and any other transactions for which you act as servicer, the certifications you file will be revised to conform to the specific form and content provided in Item 601(b)(31)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel

cc: Angela M. Ulum, Esq., Mayer Brown LLP
        David M. Lundeen, Esq., Nissan USA